

10030031

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 29 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66330

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Toussaint Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Wall Street - 2nd Floor
(No. and Street)

New York, NY 10005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Avery Byrd (212) 328-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL, LLP
(Name – *if individual, state last, first, middle name*)

110 Wall Street 11th Floor NY NY 10005
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Avery Byrd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Toussaint Capital Partners, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chair / CEO

Title



Notary Public

RAFAEL L. MARTE
Notary Public, State of New York
No. 01MA6026293
Qualified in Bronx County
Commission Expires June 14, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOUSSAINT CAPITAL PARTNERS, LLC
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2009

Contents


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Certified Public Accountants & Advisors

Auditors' report

To the Members
Toussaint Capital Partners, LLC
New York, New York

We have audited the accompanying balance sheet of Toussaint Capital Partners, LLC as of December 31, 2009 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Toussaint Capital Partners, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1, the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5, and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBL, LLP

KBL, LLP
Certified Public Accountants and Advisors

February 11, 2010

110 Wall Street, 11th Floor, New York, NY 10005 **212.785.9700**

TOUSSAINT CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets		
Cash and cash equivalents	$	172,561
Accounts receivable		299,911
Deposit with clearing broker		132,998
Prepaid expenses		2,397
Furniture and equipment *(net of accumulated depreciation of $21,210)*		24,357
Clearing deposit		99,960
Total assets	**$**	**732,184**

See auditors' report and the accompanying notes to the financial statements.

TOUSSAINT CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Liabilities and Members' Equity

Liabilities		
Accounts and accrued expenses payable	$	75,307
Accrued payroll and payroll taxes payable		23,643
Security deposit payable		7,500
Total liabilities		**106,450**
Members' equity		625,734
Total liabilities and members' equity	**$**	**732,184**

See auditors' report and the accompanying notes to the financial statements.

TOUSSAINT CAPITAL PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED
DECEMBER 31, 2009

Revenue	
Commissions	$ 1,634,502
Rental income	46,148
Interest income	2,470
Total revenue	**1,683,120**
Expenses	
Salaries	617,634
Payroll Taxes	44,355
Clearing fees	272,755
Rent	143,748
Data feeds	84,213
Consulting fees	57,766
Employee benefits	53,825
Legal and professional fees	47,704
Travel	46,913
Meals and entertainment	45,634
Automobile expense	27,071
Telephone	24,172
Maintenance services	11,950
Office expenses	22,043
Contribution	11,350
Quotes	11,237
Dues and subscription	10,697
Computer expenses	8,527
Licenses and permits	7,552
Depreciation	7,046
Equipment rental	4,831
Postage and delivery	4,448
Insurance	3,568
Repairs	3,205
Website Expenses	2,813
Payroll Processing Fees	2,641
Storage	1,068
Seminars	946
Bank service charges	830
Business gifts	411
Advertising	175
Total expenses	**1,581,128**
Net income	**$ 101,992**

See auditors' report and the accompanying notes to the financial statements.

TOUSSAINT CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2009

Balance at January 1, 2009	**$ 741,234**
Members' distributions	(217,492)
Net income	101,992
Balance at December 31, 2009	**$ 625,734**

See auditors' report and the accompanying notes to the financial statements.

TOUSSAINT CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2009

Cash flows from operating activities	
Net income	$ 101,992
Adjustments to reconcile net (loss) to net cash used in operating activities:	
Depreciation	7,046
Changes in operating assets and liabilities:	
Increase in commission receivable	(299,911)
Increase in prepaid expenses	(582)
Decrease in clearing deposits	35,806
Increase in deposit with clearing broker	(19,044)
Decrease in accounts and accrued expenses payable	(1,742)
Decrease in accrued payroll and payroll taxes payable	(179,797)
Net cash used in operating activities	**(356,232)**
Cash flows from investing activities	
Purchases of furniture and equipment	(16,084)
Net cash used in investing activities	**(16,084)**
Cash flows from financing activities	
Members' distributions	(217,492)
Net cash used in financing activities	**(217,492)**
Decrease in cash and cash and cash equivalents	**(589,808)**
Cash and cash equivalents, beginning of year	762,369
Cash and cash equivalents, end of year	**$ 172,561**

Supplementary disclosures of cash flow information	
Cash paid during the year for:	
Income taxes	$ --
Interest expense	--

See auditors' report and the accompanying notes to the financial statements.

Organization

Toussaint Capital Partners, LLC ("the Company") is registered as a broker-dealer in securities under the provisions of the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

The Company was formed on May 27, 2003 pursuant to the Delaware Limited Liability Company Act, with Toussaint Capital Holdings, LLC as its sole member.

Securities transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Fixed assets

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

Description	*Estimated useful life*
Furniture and fixtures	7 years
Equipment	5 years

Income taxes

The Company has elected to be treated as a limited liability company under the applicable provisions of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the company but are reported on the income tax returns of the individual members.

Fair value of financial instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates.

Collateral Agreement

In accordance with the agreement, all the Company's property held by the broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the broker.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

NOTE 1 – REGULATORY NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC's uniform net capital rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009, the Company has regulatory net capital of approximately $301,082 and a minimum regulatory net capital requirement of $100,000.

Under the provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and is not subject to certain other requirements of the consumer protection rule.

NOTE 2 – CUSTOMER TRANSACTIONS

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

NOTE 3 – OPERATING LEASE

The Company leased office space under a lease agreement in which the Company was paying $3,358 per month plus utilities as a base rent. The lease expired in March 2007. The Company entered into a new lease that commenced on March 31, 2007 and is scheduled to expire on May 31, 2012. Under the lease the Company paid $11,979 with respect to the period (referred to as the "first rent period") from March 31, 2007 to and including May 31, 2007. Commencing June 2007, the fixed annual rent was $143,748 with respect to the remainder of the demised term (referred to as the "second rent period").

Future minimum lease payments are as follows:

December 31, 2010	$	143,748
2011		143,748
2012		59,895

NOTE 3 – OPERATING LEASE (CONTINUED)

Rent expense was $143,748 for the year ended December 31, 2009.

The Company subleased a portion of its office on August 1, 2008 with its landlord's approval through July 31, 2010, with an annual base rent of $35,700. Subtenant shall have the option to renew this sublease for an additional twelve months by giving the sub-landlord a written notice at least thirty days prior to the term expiration date. In addition to the minimum lease agreement the Company will also receive a proportionate payment of telephone and other occupancy expenses.

The total future minimum lease rental income under the rental lease agreement is as follows:

Year ending December 31, 2010	$	20,825

TOUSSAINT CAPITAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2009

Net capital		
Total members' capital	$	625,734
Liabilities subordinated to claims of general creditors allowable in computation of net capital		
Non-allowable assets		324,652
Net capital before haircuts and undue concentration on securities positions		**301,082**
Haircuts and undue concentration on securities positions		--
	$	**301,082**
Aggregate indebtedness		
Items included in the statement of financial condition:		
Accrued expenses and other liabilities	$	106,450
	$	**106,450**
Ratio: aggregate indebtedness to net capital %		35.36%
Computation of basis net capital requirement		
Minimum net capital required	$	100,000
Excess net capital at 100%	$	201,082

Reconciliation of December 31, 2009 audited computation of net capital and Company's unaudited December 31, 2009 Part IIA filing.

Unaudited December 31, 2009 net capital per December 31, 2009 Part IIA filing	$	498,054
Audit adjustments		127,680
Net capital	**$**	**625,734**

See auditors' report.

TOUSSAINT CAPITAL PARTNERS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES
EXCHANGE ACT OF 1934
DECEMBER 31, 2009

The Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

The accompanying notes are an integral part of the financial statements.

TOUSSAINT CAPITAL PARTNERS, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2009

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The accompanying notes are an integral part of the financial statements.


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Certified Public Accountants & Advisors

Independent Auditors' Report on Internal Control

To the Members
Toussaint Capital Partners, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Toussaint Capital Partners, LLC (the Company), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding

110 Wall Street, 11th Floor, New York, NY 10005 **212.785.9700**

paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives. This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers (NASD) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KBL, LLP

KBL, LLP
Certified Public Accountants and Advisors

February 11, 2010

TOUSSAINT CAPITAL PARTNERS, LLC
SUPPLEMENTAL SIPC REPORT
FOR THE YEAR ENDED
DECEMBER 31, 2009


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KBL, LLP™
Certified Public Accountants & Advisors

Supplemental SIPC Report

To the Members
Toussaint Capital Partners, LLC
New York, New York

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Toussaint Capital Partners, LLC for the year ended December 31, 2009. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries;
2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period January 1, 2009 to December 30, 2009 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);
3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and
5) Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Toussaint Capital Partners, LLC taken as a whole.

KBL, LLP

KBL, LLP
Certified Public Accountants and Advisors

February 11, 2010

110 Wall Street, 11th Floor, New York, NY 10005 **212.785.9700**

TOUSSAINT CAPITAL PARTNERS, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2009
SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		$ 1,665
Less Payments Made:		
Date Paid	Amount	
01/6/09	$ 150	
		150
Interest on late payment(s)		
Total Assessment Balance and Interest Due		$ 1,515
Payment made with Form SIPC 7T		$ 1,515

See auditors' report

TOUSSAINT CAPITAL PARTNERS, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2009

Total revenue	$ 864,474
Additions:	
Various (list)	
Total additions	$ -
Deductions:	
Commission, floor brokerage and clearance Paid to other SIPC members in connection with Securities transactions	151,541
Other	46,958
Total deductions	$ 198,499
SIPC NET OPERATING REVENUES	$ 665,975
GENERAL ASSESSMENT @ .0025	$ 1,665

See auditors' report